

Mail Stop 3561

September 17, 2009

Bingo.com, Ltd.
H. W. Bromley-Chief Financial Officer
National Bank of Anguilla Corporate Building, 1st Floor
St. Mary's Road, TV1 02P
The Valley, Anguilla, B.W.I

> **Re:** **Bingo.com, Ltd.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File Number: 333-120120-01**

Dear Mr. Bromley:

We have reviewed your filings and have the following comments. Where indicated, we think you should amend your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 21

1. The auditor's conclusion about your ability to continue as a going concern should be expressed through the use of the phrase "substantial doubt about the Company's ability to continue as a going concern" (or similar wording). See Statement on Auditing Standards No. 64 for guidance. Please revise.

Consolidated Statement of Operations, page 23

2. It appears that your online gaming operations are similar in nature to those of a casino. Therefore, costs that are major components in providing a service activity that is an integral part of your revenue generation processes and future revenue growth should be included before reporting a performance (profitability) measure. In this regard, providing a gross profit measure, which excludes sales and marketing expense (as described on page 17 of your filing), web site design costs and the costs of salaries and wages of those recruited in order to run the expanded business, does not appear appropriate. Therefore, in the absence of compelling evidence or authoritative guidance indicating that providing such a performance measure would not be misleading to your investors, please discontinue your presentation of gross profit and revise the discussion of your results of operations in MD&A. For guidance, please refer to SAB Topic 11L.

Notes to Consolidated Financial Statements

Note 3- Sales of US players and related assets, page 33

3. Please expand your description of the sale of your United States player database and related assets to include whether or not you received a note receivable for $1,200,050 and how the payment amounts are determined. Also, describe the accounting treatment for the sale and what accounting literature you relied upon to arrive at your methodology.

4. With respect to the table of payments set forth in Note 3, it is unclear how the year-end balances shown in that table are reflected in your financial statements. Please clarify.

Bingo.com, Ltd.
H. W. Bromley-Chief Financial Officer
September 17, 2009
Page 3

Note 6- Domain Name Rights and Intangible Assets, page 34

5. We note your disclosure on page 5 that you commenced online gaming operations during 2005 with the target audience being the United States. In October of 2006, in response to the Unlawful Internet Gambling Enforcement Act, you sold your United States player database and related assets. While recognizing a profit from the sale of these assets, it appears you did not record an impairment loss with respect to the carrying value of your bingo.com domain name. Please explain how you determined in October of 2006 that no impairment existed even though you lost your primary source of expected future cash flows at that time.

6. In note 2(m), you indicate that you test the domain name Bingo.com for impairment by comparing the future cash flows of the domain name with its carrying value. In this regard, please provide us with a more detailed description of your discounted future cash flows calculation as it relates to your domain name impairment analysis as well as the discount rate used to arrive at the present value of your expected future cash flows.

7. In Note 11, you state that you have one reportable business segment, which is in the business of providing games and entertainment based on the game of bingo through your internet portal, Bingo.com. Based on your circumstances and the accounting guidance provided in SFAS 142 and SFAS 157, it appears that your impairment analysis should be completed at the reportable business segment level. In this regard, the discounted cash flows used in your impairment analysis should reflect the cash flows generated at the reportable business segment level or business as a whole. If your impairment analysis is completed at any other level, please provide us with significant support for your conclusion along with the specific accounting literature you relied upon.

Item 9A. Controls and Procedures, page 42

8. It appears that your management has not completed the required assessment of internal control over financial reporting as of December 31, 2008. If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In completing your evaluation, you may find the following documents helpful:

    *   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at http://www.sec.gov/rules/final/2007/33-8809.pdf

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml)

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312, or the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief